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                              November 8, 2021

       WeiQun Chen
       Chairman, Chief Executive Officer, and Director
       Novagant Corp.
       Flat D, 32/F, The Masterpiece, 18 Hanoi Road, Kowloon, Tsim Sha Tsui, Hong Kong 19801

                                                        Re: Novagant Corp.
                                                            Registration
Statement on Form 10-12G
                                                            Filed October 12,
2021
                                                            File No. 000-26675

       Dear Mr. Chen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 Filed October 12, 2021

       Explanatory Note, page i

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China and Hong Kong.
                                                        Your disclosure should
make clear whether these risks could result in a material change in your operations and/or
the value of your common stock or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to the
use of variable interest entities and data security or anti-monopoly concerns, has or may
impact the company   s ability to conduct its business, accept foreign
                                                        investments, or list on
an U.S. or other foreign exchange.
   2. Disclose the risks that your corporate structure and being based in or having the majority
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         of the company   s operations in Hong Kong or China poses to
investors. In particular,
         describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the registration statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. Please disclose whether you are required to obtain any approvals to offer securities to foreign investors, whether you have received such approvals and the consequences to you and your investors if you do not receive or maintain the approvals, inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue your securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
4. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.
5. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.
6. Please disclose that the United States Senate passed the Accelerating Holding Foreign
         Companies Accountable Act, which, if enacted, would decrease the number of non-
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         inspection years from three years to two, thus reducing the time period before your securities may be prohibited from trading or delisted.
Item 1. Business, page 1

7. Please revise to clarify your competitive position in the logistics industry. See Item
         101(h)(4)(iv) of Regulation S-K.
8. Please revise to disclose the effect of existing or probable governmental regulations on the business, and costs and effects of compliance with environmental laws. See Item
         101(h)(4)(ix) and Item 101(h)(4)(xi) of Regulation S-K.
9. Please disclose the number of total employees and number of full-time employees. See
         Item 101(h)(4)(xii) of Regulation S-K.
10.      Please include a chart that shows your corporate structure.
Business Overview, page 1

11. Please reconcile disclosures under this heading describing EFLL as "one of the well-
         established one-stop logistics service providers in Hong Kong and China," having a
         "proven track record in the logistics industry," with "a broad customer base," "experienced management team," and being "equipped with experienced staff, a diverse vehicle fleet and information technology support capable of handling a large amount of customer orders," with disclosures regarding the uncertainty about your ability to continue as a going concern on page 5, stating "...there are difficulties associated with being a new venture, and the high rate of failure associated with this fact. Our future is dependent upon our ability to obtain financing and upon future profitable operations."
Item 1.A Risk Factors, page 5

12.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
13. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
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14. You note in Item 1 on page 5 that there is substantial doubt as to your ability to continue as a going concern given your net current liabilities and that you may be unable to discharge your liabilities normally. Please also provide related risk factor disclosure.
15. Please revise your risk factor disclosure on page 11 regarding the influence of your officer and director to clarify the voting control of WeiQun Chen, your chief executive officer and director. In that regard, your disclosure in this risk factor does not appear to reflect the ownership of Series B Preferred Shares by Mr. Chen.
16. Please provide risk factor disclosure related to the the difficulties in effecting service of legal process, enforcing judgments obtained in U.S. courts, and bringing claims against the company or its directors and officers. For example, it appears that your officers and directors reside outside the United States.
Financial Information
Results of Operations and Financial Condition, page 12

17. Please expand your discussion of the results of operations to provide insight into the underlying sources of activity that you report as well as the reasons for material variances in the amounts reported in your statements of operations for each period.

         For example, your disclosures regarding the years ended March 31, 2021 and 2020 should identify the various types of sales that resulted in total revenues of $160,351 and
         $270,380 for these periods, and discuss the factors that changed and resulted in a significant decrease in revenues for the most recent fiscal year. Please similarly identify the principal costs within cost of services, address the changes therein and the effects on gross margin.

         Please refer to Item 303 of Regulation S-K and SEC Release 33-8350 if you require further clarification or guidance.
Item 3. Properties, page 14

18.      Please provide the disclosure required by Item 102 of Regulation S-K.
Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

19. Please provide the information required by Item 403 of Regulation S-K as of the most recent practicable date. In that regard, we note your disclosure that the table provides information as of June 30, 2021.
20. Please revise the table in this section to describe the voting rights of the Series B Preferred
         Shares.
21. We note your disclosure on page 17 that there are 200,000 shares of Series A Preferred
         Stock issued and outstanding, and that each share of Series A Preferred Stock has 1,000 votes entitled to be voted at any annual or special meeting of shareholders of the
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         corporation or action by written consent of shareholders. Please provide the disclosure required by Item 403 of Regulation S-K with respect to such shares.
22. Please revise to provide the disclosure required by Item 403(b) of Regulation S-K regarding security ownership of executive officers and directors.
Item 5. Directors and Executive Officers, page 15

23. Please revise to briefly describe the business experience during the past five years of each director and executive officer, including each person's principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried
         on. See Item 401(e) of Regulation S-K.
24. We note that page F-5 of your audited financial statements indicates that the financial statements were approved and authorized for issue by Barry Wong Yan
Wah, the    sole
         director.    Please ensure that you have provided the disclosure
required for each executive
         officer, as defined in Rule 3b-7 of the Exchange Act, which includes, without limitation, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), or any officer or person who performs a policy making function. See Item 401 of Regulation S-K. Please also ensure that you have provided the disclosure required by Item 401(c) of Regulation S-K with respect to significant employees.
Item 7. Certain Relationships and Related Transactions, and Director Independence, page 16

25. Please disclose in this section all information required by Item 404(d) of Regulation S-K.
         In addition, please revise to clarify your reference in this section to the "management of a target business."
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related
Stockholder Matters, page 17

26. Please provide the disclosure required by Item 201 of Regulation S-K. Financial Statements
General, page 20

27. We note that you present annual financial statements of Ever Full Logistics Limited for the years ended March 31, 2021 and March 31, 2020, including an audit opinion and note disclosures, following the interim financial statements. However, it appears that you have duplicated the primary financial statements on pages 20 through 23, in advance of the interim financial statements. Please remove the duplicative set of financial statements on pages 20 through 23.

         Please also insert a financial statement index to immediately precede the financial statements, to identify each set of financial statements that you include along with the
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         page numbers. Please also re-number the financial statements as necessary to use sequential and unique numbering for all pages.
28. We note that you have omitted the required statements of cash flows from your interim financial statements for the quarters ended June 30, 2021 and 2020. Please include complete sets of financial statements in your next amendment to comply with Rule 8-03 of Regulation S-X.
29. Tell us why you believe that separate financial statements of Novagant Corp. would not be required to comply with Article 8 of Regulation S-X.
30. Please update your financial statements in any amendment to the registration statement that you file on or after November 15, 2021, prior to the effective date, as required by
         Rule 8-08 of Regulation S-X.
Exhibits, page 24

31. We note that you have filed a consent from the independent accountant for the inclusion of a report dated October 11, 2021 "...relating to the review of the combined financial statements of Novagant Corp. and Ever Full Logistics Limited for the years ended March
         31, 2021 and 2020."

         However, we do not see any review report from the independent accountant in your registration statement, although you have an audit report that is dated July 2, 2021 on the second page F-4, which appears to cover only the most recent fiscal year. Please tell us whether the independent accountants have conducted an audit, a review, or both, identify the periods covered by the audit and/or review, and reconcile the apparent inconsistencies noted above.
32. Please include active links to your exhibits. See Item 601(a)(2) of Regulation S-K.
33.      Please file the certificate of designations for the Series A Preferred
Stock.
34. Please file a legible copy of your articles of incorporation, as amended.
35. We note that Article IX of your amended and restated bylaws includes a forum selection provision. Please disclose such provision in your registration statement.
36. Please file the certificate of reinstatement referenced as Exhibit 3.3 and the Technology
         Assignment Agreement referenced as Exhibit 10.1, and the share exchange agreement dated September 21, 2021. Please also file the exhibit required by
Item 601(b)(21)
         regarding your subsidiaries.
Interim Financial Statements, page F-1

37. We note your disclosure in the interim financial statements on the first page F-5, stating that to prepare the financial statements "...it is assumed Novagant Corp. acquired Ever
         Full Logistics Limited's 100% equity interest on April 1, 2019 at a consideration of US$1,
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         and the net assets value of Ever Full Logistics Limited at April 1, 2019 were assumed to be US$1, which were equivalent to its fair value."

         Please tell us your rationale for the assumptions underlying your financial statement presentation, with reference to the authoritative accounting guidance that you relied upon, and explain how this correlates with your description of the precipitating transaction in the fourth paragraph on page 1. As part of your response, please address the presentation and measurement requirements in FASB ASC 805-50-45-1 through 5, and FASB ASC 805-
         50-30-5 and 6.

         Please also explain how the apparent inconsistency between the capital structures portrayed in the annual and interim financial statements reconciles with the assumptions referenced above, indicating these were applied as of April 1, 2019, which would include the periods covered by your annual financial statements.
Annual Financial Statements
Independent Auditor's Report, page F-3

38. We note that the introductory paragraph of the audit report refers to financial statements as of and for the fiscal year ended December 31, 2020, although other language in the report indicates that it may pertain to the fiscal year ended March 31, 2021. Please have your auditor revise their report to correct this inconsistency.

         We also note that the audit report does not extend to the fiscal year ended March 31, 2020, and that your auditor has referenced a qualified opinion, apparently due to limitations on the scope of the audit, that it had previously issued on those financial statements.

         You are required to have two years of audited financial statements in the registration statement to comply with Rule 8-02 of Regulation S-X, and a qualified audit opinion will not suffice, as indicated in SAB Topic 1.E.2. Therefore, it appears that you will need to obtain an audit for the preceding fiscal year to adhere to the form instructions.
Note 2 -Summary of Significant Accounting and Reporting Policy
Revenue recognition, page F-10

39. We note that you disclose a revenue recognition policy that appears to be based on FASB
         ASC 605, also referencing guidance in EITF 99-19. Please revise your financial statements as necessary to conform to the guidance in FASB ASC 606, which replaced the former guidance via ASU 2014-09, and was effective for public entities having fiscal years beginning after December 15, 2016, and other entities having fiscal years beginning after December 15, 2017. Please ensure that your accounting policy conforms with the applicable requirements, and that you provide the disclosures required by FASB 606-10-
         50 and 606-10-65.
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Novagant Corp.
November 8, 2021
Page 8
General

40. Please note that your registration statement becomes effective automatically 60 days after its initial filing. You will then be subject to the reporting requirements of the Exchange
      Act of 1934. In that case consider withdrawing the Form 10 before it becomes effective automatically and submitting a new registration statement when you respond to our comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jenifer Gallagher, Staff Accountant, at 202-551-3706, or Karl Hiller,
Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Law Clerk, at 202-551-
5351 or Laura Nicholson, Special Counsel, at 202-551-3584, with any other questions.



                                                           Sincerely,
FirstName LastNameWeiQun Chen
                                                           Division of
Corporation Finance
Comapany NameNovagant Corp.
                                                           Office of Energy &
Transportation
November 8, 2021 Page 8
cc:       Matthew McMurdo
FirstName LastName